UNITED STATES
                             SECURITIES AND EXCHANGE COMMISSION
                                    WASHINGTON, DC  20549

                                        SCHEDULE 13G

                          Under the Securities Exchange Act of 1934

                                     (Amendment No. 3)*

                                        K-SWISS INC.
                                      (Name of Issuer)

                                      CLASS A COMMON STOCK
                               (Title of Class of Securities)

                                         482686102
                                       (CUSIP Number)



Check the following box if a fee is being paid with the statement []. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).




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Cusip No. 482686102                    13G                  Page 1 of 7 Pages
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1.       NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

         Schwartz Investment Counsel, Inc. ("SICI"), FEIN 38-2325495 and Schwartz Investment Trust ("SIT"), on behalf of its series Fund, Schwartz Value Fund, FEIN 31-6456713
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2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                      (a)      [ ]

                      (b)      [ ]

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3.       SEC USE ONLY


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4.       CITIZENSHIP OR PLACE OF ORGANIZATION

         SICI  - Michigan
         SIT - Ohio
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                           5.       SOLE VOTING POWER
NUMBER OF
SHARES                              SICI - 106,000 shares
BENEFICIALLY                        SIT - 235,000 shares
OWNED BY
EACH                       -------------------------------------------------
REPORTING                  6.       SHARED VOTING POWER
PERSON
WITH                                None
                           -------------------------------------------------
                           7.       SOLE DISPOSITIVE POWER

                              SICI - 190,200 shares
                              SIT - 235,000 shares

                           -------------------------------------------------
                           8.       SHARED DISPOSITIVE POWER

                                    SICI  -  20,300

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9.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
         PERSON

         SICI - 210,500 shares
         SIT - 235,000 shares


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Cusip No. 482686102                     13G                Page 2 of 7 Pages
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10.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
         CERTAIN SHARES


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11.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

         SICI - 6.8%
         SIT - 7.6%

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12.      TYPE OF REPORTING PERSON

         SICI - IA
         SIT - IV




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Cusip No. 482686102                         13G            Page 3 of 7 Pages
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Item 1.

         (a)      Name of Issuer

                  K-Swiss Inc.

         (b)      Address of Issuer's Principal Executive Offices:

                  20664 Bahama Street
                  Chatsworth, California  91311

Item 2.

         (a)      Name of Person Filing

                  Schwartz Investment Counsel, Inc. ("SICI") and
                  Schwartz Investment Trust ("SIT")

         (b)      Address of Principal Business Office or, if none,
                  Residence

                  3707 W. Maple Rd.
                  Bloomfield Hills, MI  48301

         (c)      Citizenship:              SICI-MI, SIT-OH

         (d)      Title of Class of Securities:  Class A Common Stock

         (e)      CUSIP Number:             482686102

Item 3.       If this statement is filed  pursuant to Rule  13d-1(b),  or
                  13d-2(b), check whether the person filing is a:

         (a)      [ ]      Broker or Dealer registered under Section 15 of
                           the Act
         (b)      [ ]      Bank as defined in section 3(a)(6) of the Act
         (c)      [ ]      Insurance Company as defined in section 3(a)(19)
                           of the Act
         (d)      [X]      Investment Company registered under section 8 of
                           the Investment Company Act
         (e)      [X]      Investment Adviser registered under section 203
                           of the Investment Advisers Act of 1940
         (f)      [ ]      Employee Benefit Plan, Pension Fund which is
                           subject to the provisions of the Employee
                           Retirement Income Security Act of 1974 or
                           Endowment Fund; see Section 240.13d-1(b)(1)(ii)(F)
         (g)      [ ]      Parent Holding Company, in accordance with
                           Section 240.13d-1(b)(ii)(G) (Note: See Item 7)


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Cusip No. 482686102                   13G                   Page 4 of 7 Pages
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         (h)      [ ]      Group, in accordance with Section 240.13d-
                           1(b)(1)(ii)(H)

Item 4.           Ownership

         If the percent of the class owned, as of December 31 of the year covered by the statement, or as of the last day of any month described in Rule 13d-1(b)(2), if applicable, exceeds five percent, provide the following information as of that date and identify those shares which there is a right to acquire.

         (a)      Amount Beneficially Owned:

                  SICI - 210,500 shares, SIT - 235,000 shares

         (b)      Percent of Class

                  SICI - 6.8%, SIT - 7.6%

         (c)      Number of shares as to which such person has:

                  (i)      sole power to vote or to direct the vote

                   SICI - 106,000 shares, SIT - 235,000 shares

                  (ii)     shared power to vote or to direct the vote

                           None

                  (iii)    sole power to dispose or to direct the
                           disposition of

                           SICI - 190,200 shares, SIT - 235,000 shares

                  (iv) shared power to dispose or to direct the disposition of

                           20,300

Item 5.           Ownership of Five Percent or Less of a Class

         If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of not more than five percent of the class of securities, check the following [ ].

         Instruction: Dissolution of a group requires a response to this item.

                           N/A


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Cusip No. 482686102                   13G                 Page 5 of 7 Pages
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Item 6.           Ownership of More than Five Percent on Behalf of
                  Another Person

         If any other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities, a statement to that effect should be included in response to this item and, if such interest relates to more than five percent of the class, such person should be identified. A listing of the shareholders of an investment company registered under the Investment Company Act of 1940 or the beneficiaries of employee benefit plan, pension fund or endowment fund is not required.

                           N/A

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

         If a parent holding company has filed this schedule, pursuant to Rule 13d-1(b)(ii)(G), so indicate under Item 3(g) and attach an exhibit stating the identity and the Item 3 classification of the relevant subsidiary. If a parent holding company has filed this schedule pursuant to Rule 13d-1(c), attach an exhibit stating the identification of the relevant subsidiary.

                           N/A

Item 8.           Identification and Classification of Members of the
Group

         If a group has filed this schedule pursuant to Rule 13d- 1(b)(ii)(H), so indicate under Item 3(h) and attach an exhibit stating the identity and Item 3 classification of each member of the group. If a group has filed this schedule pursuant to Rule 13d-1(c), attach an exhibit stating the identity of each member of the group.

                           N/A

Item 9.           Notice of Dissolution of Group

         Notice of dissolution of a group may be furnished as an exhibit stating the date of the dissolution and that all further filings with respect to transactions in the security reported on will be filed, if required, by members of the group, in their individual capacity. See item 5.

                           N/A


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Cusip No. 482686102                   13G                   Page 6 of 7 Pages
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Item 10.          Certification

         The following certiciation shall be included if the statement is filed pursuant to Rule 13d-1(b):

         By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.

                                   SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


February 13, 1998                              February 13, 1998
----------------------------------         -------------------------------
                                                 Date

                                           /s/George P. Schwartz
/s/George P. Schwartz                      -------------------------------
----------------------------------               Signature
George P. Schwartz, CFA, President         George P. Schwartz, CFA, President
Schwartz Investment Counsel, Inc.          Schwartz Investment Trust
----------------------------------         -----------------------------------
         Name/Title                                   Name/Title


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Cusip No. 482686102                     13G                 Page 7 of 7 Pages
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         The original  statement  shall be signed by each person on whose behalf the statement is field or his authorized representative. If the statement is signed on behalf of a person by his authorized representative other than an executive officer or general partner of the filing person, evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Note: Six copies of this statement, including all exhibits, should be filed with the Commission.

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)

                                      AGREEMENT

         Pursuant to Rule 13d-1(f)(1) under the Securities Exchange Act of 1934, the undersigned hereby agree that only one statement containing the information required by Schedule 13G (or any amendment thereof) need be filed on their behalf with respect to the beneficial ownership of any equity securities of Data Research Associates, Inc., or any subsequent acquisitions or dispositions of equity securities of K-Swiss Inc., by any of the undersigned.

Date:  February 13, 1998


                                            /s/George P. Schwartz
                                            ----------------------------------
                                            George P. Schwartz, CFA, President
                                            Schwartz Investment Counsel, Inc.



                                            /s/George P. Schwartz
                                            -----------------------------------
                                            George P. Schwartz, CFA, President
                                            Schwartz Investment Trust


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